UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MagnaChip Semiconductor Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

55933J203
(CUSIP Number)

Pleasant Lake Partners LLC
110 Greene Street, Suite 604
New York, NY 10012
Tel. No.: 212-554-0680
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Pleasant Lake Partners LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,387,487 shares
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,387,487 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,387,487 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.95%
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. PLP MM LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,387,487 shares
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,387,487 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,387,487 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.95%
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. Pleasant Lake Onshore GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,387,487 shares
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,387,487 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,387,487 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.95%
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. Pleasant Lake Offshore Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,387,487 shares
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,387,487 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,387,487 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.95%
14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1	Names of Reporting Persons. Jonathan Lennon
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,387,487 shares
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,387,487 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,387,487 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.95%
14	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of MagnaChip Semiconductor Corporation, a Delaware corporation (the “Issuer”), c/o MagnaChip Semiconductor S.A., 1, Allée Scheffer, L-2520 Luxembourg, Grand Duchy of Luxembourg. This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D, as amended (the “Schedule 13D”), which was originally filed on June 9, 2015 and amended on June 29, 2015 and July 2, 2015. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

This Amendment is being filed to supplement Items 4, 5 and 7 of the Schedule 13D as set forth below.

Item 4.	Purpose of Transaction
Item 4 is hereby amended to add the following:

On July 8, 2015, Pleasant Lake Partners LLC (“Pleasant Lake”) delivered a letter to the Issuer, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.  In the letter, Pleasant Lake expresses its belief that the market price of the Issuer’s Common Stock does not reflect the intrinsic value of the Issuer and requests that the Issuer’s Board take action to maximize shareholder value.  Pleasant Lake is prepared to work constructively with the Board to assist it in these efforts.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a) and (b)  See Items 7-11 of the cover pages to this Amendment.  The shares of Common Stock reported herein as being beneficially owned by the Reporting Persons include 3,254,687 shares and options to acquire 132,800 shares held for the account of the Master Fund.

(c)  On July 2, 2015, private accounts with respect to which the Reporting Persons have direct or indirect investment control purchased 13,700 shares of Common Stock at a purchase price of $7.31 per share in an open market transaction.  On July 8, 2015, private accounts with respect to which the Reporting Persons have direct or indirect investment control purchased 10,400 shares of Common Stock at a purchase price of $7.23 per share in an open market transaction.

(d)  Not applicable.

(e)  Not applicable.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

99.1           Letter from Pleasant Lake to the Issuer, dated July 8, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 8, 2015

PLEASANT LAKE PARTNERS LLC
By: PLP MM LLC
its Managing Member
By: /s/ Jonathan Lennon

By: /s/ Jonathan Lennon
Jonathan Lennon, Manager

PLP MM LLC

By: /s/ Jonathan Lennon
Jonathan Lennon, Manager

PLEASANT LAKE ONSHORE GP LLC

By: /s/ Jonathan Lennon
Jonathan Lennon, Manager

PLEASANT LAKE OFFSHORE MASTER FUND L.P.
By: Pleasant Lake Onshore GP LLC
its General Partner

By: /s/ Jonathan Lennon
Jonathan Lennon, Manager

JONATHAN LENNON

By: /s/ Jonathan Lennon
Jonathan Lennon, Individually